May 18, 2016	News Release 16–13
SHAREHOLDERS APPROVE ACQUISITION OF CLAUDE RESOURCES BY
SILVER STANDARD

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) and Claude Resources Inc. (TSX: CRJ) (“Claude Resources”) are pleased to announce the receipt of the required shareholder approvals for the previously announced Plan of Arrangement (“Arrangement”). On closing of the Arrangement, all of Claude Resources issued and outstanding common shares will be exchanged on the basis of 0.185 of a Silver Standard common share (the “Consideration Shares”) and C$0.001 in cash per Claude Resources common share.

The Arrangement was approved by approximately 94% of the votes cast by Claude Resources shareholders at the special meeting of shareholders that was held today. Silver Standard shareholders approved the issuance of the Consideration Shares by approximately 93% of the votes cast at Silver Standard’s annual and special meeting of shareholders that was also held today.

The transaction is expected to close on May 31, 2016 following receipt of final court approval and other customary closing conditions.

Full details concerning the Arrangement were included in the management information circulars of both Silver Standard and Claude Resources mailed to their respective shareholders on April 7, 2016.

About Silver Standard
Silver Standard is a Canadian-based precious metals producer with two wholly-owned and operated mines, including the Marigold gold mine in Nevada, U.S. and the Pirquitas silver mine in Jujuy Province, Argentina. In 2016, Silver Standard is expected to produce over 320,000 gold equivalent ounces at cash costs of $745 per gold equivalent ounce sold 1. We also have two feasibility stage projects and an extensive portfolio of exploration properties throughout North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

About Claude Resources

Claude Resources Inc. is a public gold exploration and mining company based in Saskatoon, Saskatchewan, with an asset base located entirely in Canada. Its shares trade on the Toronto Stock Exchange (TSX:CRJ) and the OTCQB (OTCQB:CLGRF). Since 1991, Claude Resources has produced over 1,200,000 ounces of gold from its 100 percent owned Seabee Gold Operation in northeastern Saskatchewan. In 2016, Claude Resources is expected to produce between 65,000 and 72,000 ounces of gold at cash costs of C$700 to C$770 per ounce of gold. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

SOURCE: Silver Standard Resources Inc. and Claude Resources Inc.

For further information contact:

W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
N.A. Toll Free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-mail: invest@silverstandard.com

Brian Skanderbeg
President & CEO
Claude Resources Inc.
+1 (306) 668-7505

Marc Lepage
Manager, Investor Relations
Claude Resources Inc.
+1 (306) 668-7501
ir@clauderesources.com
www.clauderesources.com

To receive Silver Standard’s news releases by e-mail, please register using the Silver Standard website at www.silverstandard.com. To receive Claude Resources' news releases by e-mail, please register using the Claude Resources website at www.clauderesources.com.

Footnotes

1 Calculated based on mid-point of Silver Standard’s previously announced 2016 production and cast costs guidance with silver converted to gold equivalent at a 75:1 ratio.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. These forward‐looking statements or information relate to, among other things: anticipated benefits of the Transaction to Silver Standard, Claude Resources and their respective shareholders; the timing and receipt of required court and regulatory approvals for the Transaction; the ability of Silver Standard and Claude Resources to satisfy the other conditions to, and to complete, the Transaction; the closing of the Transaction; future production of silver, gold and other metals; future costs of inventory, and cash costs and total costs per payable ounce of silver, gold and other metals sold; the prices of silver, gold and other metals; estimated production rates for silver, gold and other metals; timing of production and the cash costs and total costs of production at the Pirquitas mine, the Marigold mine and the Seabee Gold Operation; and the combined company’s plans and expectations for its properties and operations.

In respect of the forward‐looking statements and information concerning the anticipated completion of the proposed Transaction and the anticipated timing for completion of the Transaction, the parties have provided them in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the ability of the parties to receive, in a timely manner, the necessary court and regulatory approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Transaction. These dates may change for a number of reasons, including an inability to secure necessary court and regulatory approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Transaction.

In respect of the forward‐looking statements and information concerning the anticipated benefits of the proposed Transaction and the future prospects of the combined company, these forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: the synergies expected from the Arrangement not being realized; business integration risks; uncertainty of production, development plans and cost estimates for the Pirquitas mine, the Marigold mine, the Seabee Gold Operation and the parties’ other projects; the combined company’s ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar; the possibility of future losses; general economic conditions; fully realizing Silver Standard’s interest in Pretium Resources Inc. (“Pretium”) and its other marketable securities, including the price of and market for Pretium’s common shares and such other marketable securities; potential export duty and related interest on current and past production of silver concentrate from the Pirquitas mine; recoverability and tightened controls over the value added tax collection process in Argentina; counterparty and market risks related to the sale of concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in Silver Standard’s and Claude Resources’ ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and operational issues; Silver Standard’s and Claude Resources’ ability to obtain adequate financing for further exploration and development programs; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits obtained; ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by Silver Standard’s unionized employees at the Pirquitas mine; governmental regulations, including health, safety and environmental regulations, increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for mineral properties; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond the parties’ control; assessments by taxation authorities in multiple jurisdictions, including the recent reassessment of Silver Standard by the Canada Revenue Agency; claims and legal proceedings, including adverse rulings in current or future litigation against Silver Standard or Claude Resources and/or their directors or officers; compliance with anti-corruption laws and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; recoverability of deferred consideration to be received in connection with recent divestitures; uncertainties related to title to mineral properties and the ability to obtain surface rights; insurance coverage; civil disobedience in the countries where the parties’ mineral properties are located; operational safety and security risks; actions required to be taken under human rights law; ability to access, when required, mining equipment and services; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; ability to complete and successfully integrate an announced acquisition; conflicts of interest that could arise from certain directors’ and officers’ involvement with other natural resource companies; information systems security risks; and those other various risks and uncertainties identified under the heading “Risk Factors” in Silver Standard’s most recent Annual Information Form and under the caption "Risk Factors" in Claude Resources’ Annual Information Form, in each case filed with the Canadian securities regulatory authorities, which is available at www.sedar.com.

You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Neither Silver Standard nor Claude Resources can assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Silver Standard’s and Claude Resources’ forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and neither Silver Standard nor Claude Resources assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including cash costs per payable ounce of precious metals sold and gold equivalent cash costs per payable ounce of precious metals sold. Silver Standard and Claude Resources believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate each company’s performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with both Silver Standard’s and Claude Resources’ consolidated financial statements.